UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

21 September 2009

ORDER DENYING CONFIDENTIAL TREATMENT
REQUEST UNDER RULE 24b-2
AND
NOTICE OF OPPORTUNITY TO PETITION
FOR REVIEW UNDER THE
SECURITIES EXCHANGE ACT OF 1934

Campbell Resources Inc.

File No. 1-8488 -- CF# 22298

_____

The Division of Corporation Finance denied your request for confidential treatment of the information excluded from exhibits 4.15 and 4.16 to the Form 20-F for the fiscal year ended December 31, 2007, as filed on June 30, 2008.

We denied your request because we concluded:

- certain excluded information is material to those who make investment decisions concerning your securities; and

- certain excluded information has already been publicly disclosed.

You may request that the Commission review this order by submitting a petition to the Office of the Secretary within five days, as required by 17 C.F.R. 201.430. Otherwise, we will make the information for which you requested confidential treatment available to the public.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Timothy S. Levenberg
Special Counsel